March 2, 2020

Giovanna Cipriano
Senior Vice President and Chief Accounting Officer
Foot Locker, Inc.
330 West 34th Street
New York, NY 10001

       Re: Foot Locker, Inc.
           Form 10-Q for the Period Ended November 2, 2019
           Filed December 11, 2019
           File No. 001-10299

Dear Ms. Cipriano:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Trade &
Services